date:	January 9, 2024

to:	Joseph Cascarano Robert Littlepage Austin Pattan Jeff Kauten

from:	Katherine Chiles Telephone Number: + 1 (404) 547-0225 kchiles@dwacspac.com

subject:	Digital World Acquisition Corp. Amendment No. 1 to Annual Report on Form 10-K

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Digital World Acquisition Corp.
Amendment No. 1 to Annual Report on Form 10-K
Filed October 30, 2023
File No. 001-40779

Dear Messrs. Cascarano, Littlepage, Pattan, and Kauten:

On behalf of Digital World Acquisition Corp., a Delaware corporation (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 21, 2023, regarding the Company’s Amendment No. 1 to Annual Report on Form 10-K filed with the Commission on October 30, 2023 (the “Amendment No. 1”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing Amendment No. 2 to the Company’s Annual Report on Form 10-K with the Commission through EDGAR (the “Amended 10-K”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended 10-K.

Amendment No. 1 to Annual Report on Form 10-K

Report of Independent Registered Public Accounting Firm, page F-1

1.

Please have your auditor include an explanatory paragraph in their report to address the correction of the material misstatements in your previously issued financial statements. Refer to paragraph .18(e) of PCAOB AS 3101.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s auditor has revised their report on page F-1 to the Amended 10-K to include an explanatory paragraph to address the correction of the material misstatements in the Company’s previously issued financial statements, per paragraph .18(e) of PCAOB AS 3101.

To: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

January 9, 2024

Note 2. Restatement of Previously Issued Financial Statements, page F-10

2.

Please disclose the nature of each error, such as the errors related to Accrued expenses, Income tax payable, Related party advance, Legal investigations costs and Remeasurement of Class A common stock to redemption value.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s auditor has revised the disclosure in Note 2. Restatement of Previously Issued Financial Statements beginning on page F-13 of the Amended 10-K to disclose the nature of each error, such as the errors related to Accrued expenses, Income tax payable, Related party advance, Legal investigations costs and Remeasurement of Class A common stock to redemption value.

If you have any questions regarding this submission, please contact Brandon Bortner at 202-551-1840 or Gil Savir at 770-878-2696.

Thank you for your time and attention.

Sincerely,

/s/ Katherine Chiles
Katherine Chiles
Chief Financial Officer
(Principal Financial Officer)